3305 Flamingo Drive

Vero Beach, Florida 32963

January 25, 2023

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Orchid Island Capital, Inc.

Registration Statement on Form S-3, as amended (File No. 333-269339)

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orchid Island Capital, Inc. (the “Company”) hereby requests acceleration of effectiveness of the Registration Statement on Form S-3 (File No. 333-269339), filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 20, 2023, as amended by Pre-Effective Amendment No. 1 filed with the Commission on January 25, 2023 (as so amended, the “Registration Statement”) to 4:00 p.m. on January 27, 2023, or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact S. Gregory Cope of Vinson & Elkins L.L.P. at (202) 639-6526 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Cope via email at gcope@velaw.com.

Very truly yours,

ORCHID ISLAND CAPITAL, INC.

By:	/s/ Robert E. Cauley
Name: Robert E. Cauley
Title: Chief Executive Officer, President and Chairman of the Board